

GOLDCORP

TSX: **G** NYSE: **GG**

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

(All Amounts in $US unless stated otherwise)

GOLDCORP REPORTS 2014 FIRST QUARTER RESULTS; ANNUAL GUIDANCE RECONFIRMED

Vancouver, British Columbia, May 1, 2014 – GOLDCORP INC. **(TSX: G, NYSE: GG)** today reported adjusted quarterly revenues[1] of $1.2 billion, generating adjusted net earnings[1,2] of $209 million, or $0.26 per share, compared to $253 million, or $0.31 per share, in the first quarter of 2013. Reported net earnings were $98 million, or $0.12 per share, compared to $309 million, or $0.38 per share, in the first quarter of 2013. Adjusted operating cash flow[1,3] was $281 million, or $0.35 per share, compared to $400 million, or $0.49 per share, for the first quarter of 2013. The Company announced first quarter gold production and estimated all-in sustaining costs on April 9, 2014.

First Quarter 2014 Highlights

- Adjusted revenues totaled $1.2 billion.
- Gold sales[1] totaled 684,000 ounces on gold production[1] of 679,900 ounces.
- All-in sustaining costs decreased 26% versus the prior year to $840[1,4] per ounce.
- Adjusted operating cash flow totaled $281 million, or $0.35 per share.
- Adjusted net earnings were $209 million, or $0.26 per share.
- Dividends paid totaled $122 million.
- Sale of Primero interest for $201 million completed on March 26, 2014.
- Sale of Marigold mine completed on April 4, 2014.

"2014 is a year of significant forecast growth for Goldcorp, and solid first quarter production and lower all-in sustaining costs represent a strong start toward the achievement of our guidance," said Chuck Jeannes, Goldcorp President and Chief Executive Officer. "Our low-cost production profile will benefit from an infusion of new gold production from our three gold projects, starting with expected first production at Cerro Negro in just a few months. With initial gold production at Éléonore and Cochenour following closely behind, Goldcorp remains well-positioned for accelerating cash flow."

Financial Review

Gold sales in the first quarter were 684,000 ounces on production of 679,900 ounces. This compares to sales of 595,100 ounces on production of 614,600 ounces in the first quarter of 2013. Silver production totaled 9.6 million ounces compared to silver production of 5.6 million ounces in the prior year's first quarter. All-in sustaining costs were $840 per ounce of gold compared to $1,134 per ounce of gold in the first quarter of 2013.

Adjusted revenues were $1.2 billion, essentially unchanged from the first quarter of 2013, as increases in metals sales were offset by lower metals prices. Net earnings in the quarter were $98 million, or $0.12 per share, compared to $309 million, or $0.38 per share, in the first quarter of 2013. Adjusted net earnings in the first quarter totaled $209 million, or $0.26 per share, compared to $253 million, or $0.31 per share, in the first quarter of 2013. Adjusted net earnings in the first quarter of 2014 primarily exclude the losses from the foreign exchange translation of deferred income tax assets and liabilities, and losses from the foreign exchange on capital projects, and the gain from the disposition of mining interests but include the impact of non-cash stock-based compensation expenses which amounted to approximately $24 million or $0.03 per share for the quarter. Adjusted operating cash flow was $281 million, or $0.35 per share, compared to $400 million, or $0.49 per share, in last year's first quarter.

Mexico

At Peñasquito, production totaled 129,800 gold ounces at a record low all-in sustaining cost of $371 per ounce. Grades continued to increase over the prior quarter as mining continued in a higher-grade portion of the deposit. Lower all-in sustaining costs were driven by continued success of the Operating for Excellence program and higher by-product credits. The Northern Well Field project is expected to begin construction by mid-year 2014 with completion now expected around mid-year 2015, approximately six months later than planned, due to land access and permitting challenges. Contingency plans have been developed for fresh water production to ensure plant production continues as planned and guidance for 2014 remains unchanged at between 530,000 and 560,000 ounces.

The exploration drilling program at Peñasquito continues to define the intersection of the copper-gold sulphide rich skarn deposit located below and adjacent to the diatreme ore body. Current exploration activities continue to focus on in-fill and extension of the higher grade portion of the skarn deposit.

Gold production at Los Filos was 80,000 ounces in the first quarter at an all-in sustaining cost of $805 per ounce. The construction of the next phase of the heap leach pad, including additional contingency solution storage capacity, commenced during the fourth quarter of 2013 and is expected to be completed late in the second quarter of 2014. Operations at the Los Filos mine were suspended on April 1, 2014, following the failure to reach agreement with the Carrizalillo Ejido on terms to renew the occupancy agreement that expired on March 31, 2014. Negotiations with Ejido authorities on a new occupancy agreement with sustainable terms continue and have been ongoing for several months and the Company believes that ultimately an agreement can be reached. The suspension has the potential to affect the mine's 2014 production of between 330,000 and 345,000 gold ounces.

Canada

At Red Lake in Ontario, gold production for the first quarter was 95,000 ounces at an all-in sustaining cost of $954 per ounce. Gold production was affected by planned lower heading availability due to scheduled de-stress activities which are expected to be completed in the third quarter of 2014. Exploration drilling targeting the upper portion of High Grade Zone Main structure returned high grades over substantial widths. Drilling continues to extend the zone to higher elevations.

At Porcupine in Ontario, gold production in the first quarter totaled 66,500 ounces at an all-in sustaining cost of $945 per ounce. The Hoyle Deep Project continued to sink the #2 Winze shaft to access both the deep extensions of the current and newly discovered zones and to enhance operational efficiencies throughout the Hoyle Pond mine. At the Hollinger project, overburden stripping commenced during the first quarter of 2014.

Central America

At Pueblo Viejo, first quarter gold production totaled 106,200 ounces at an all-in sustaining cost of $628 per ounce. Production increased 66% from the same prior year period as a result of major modifications to the autoclave facility in the second half of 2013, as the mine worked to achieve design capacity and all four autoclaves came online. Ramp-up is expected to continue during the first half of 2014 to full capacity following completion of the modifications to the lime circuit. Gold production for 2014 is expected to be between 405,000 and 420,000 ounces (40% basis).

Advancing Towards First Gold Production

The Cerro Negro project in Argentina continued to advance towards first gold production around mid-year and commercial production in the fourth quarter of 2014. Engineering, Procurement and Construction Management (EPCM) activities at Cerro Negro are well advanced with detailed engineering complete and total EPCM progress at approximately 84%. During the quarter the high voltage power line and substation advanced to 94% completion, with an expected completion date of mid-May and approval expected by Transpa, the Argentinean power transportation authority, by the end of May 2014.

Mine development continued on the underground deposits of Eureka and Mariana Central. Production has commenced at Eureka, while production at Mariana Central is expected to start in the second half of 2014. At the end of the first quarter the ore stockpile contained an estimated 410,100 tonnes at an average grade of 9.84 grams of gold per tonne and 183.4 grams of silver per tonne.

Éléonore in Quebec remains on track for first gold in late 2014 and for commercial production during the first quarter of 2015. Production drilling commenced during the quarter following stope development on levels 440m, 410m and 380m. The exploration ramp excavation reached 4,686 metres at the end of the first quarter, corresponding to a depth of 725 metres below surface and was connected with the main 650m level. The production shaft reached a depth of 735 metres. The ore stockpile on surface now contains 25,104 tonnes at an average grade of 3.9 grams of gold per tonne.

A total of 19,575 metres of underground diamond drilling was completed in the first quarter of 2014. Exploration drilling targeted the center of the Lower Mine and the northern portion of the ore body with better-than-expected results achieved in the south block and main shoot of the Lower mine. The focus of drilling in 2014 remains on the conversion of resources to reserves.

At the Cochenour project in the Red Lake district, the haulage drift connecting the Bruce Channel deposit to the Red Lake complex advanced to 90% completion. During the first quarter of 2014, the Cochenour shaft reached its final bottom depth of 1,116 metres. A ramp of 1,175 metres is being developed to continue the decline down to the 4,000 foot level. The Cochenour-Red Lake integration team is focused on geotechnical assessments, backfill and material handling studies as well as infrastructure rationalization and placement. Exploration continues with four drills on site, completing 9,337 metres in the first quarter 2014 to further define the ore deposit. Preliminary results have been consistent with expectations.

At the Camino Rojo project near Peñasquito in Mexico, positive exploration and concept study results continue to support the potential for it to become Goldcorp's next major growth project. The deposit remains open at depth and along strike, and exploration in 2014 will focus on the upgrade and conversion of inferred resources. The Company expects to commence a pre-feasibility study in the third quarter of 2014.

2014 Guidance Outlook

The Company today reconfirmed guidance for 2014 of between 2.95 and 3.10 million ounces (following the divestiture of Marigold) at all-in sustaining costs of between $950 and $1,000 per gold ounce. Capital spending guidance of between $2.3 billion and $2.5 billion for 2014 has also been reconfirmed.

About Goldcorp

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

This release should be read in conjunction with Goldcorp's first quarter 2014 interim consolidated financial statements and MD&A report on the Company's website, in the "Investor Resources – Reports & Filings" section under "Quarterly Reports".

A conference call will be held on May 1, 2014 at 10:00 a.m. (PDT) to discuss the first quarter results. Participants may join the call by dialing toll free 1-800-866-223-7781 or 1-416-340-2216 for calls from outside Canada and the US. A recorded playback of the call can be accessed after the event until June 1, 2014 by dialing 1-800-408-3053 or 1-905-694-9451 for calls outside Canada and the US. Pass code: 5331726. A live and archived audio webcast will also be available at www.goldcorp.com.

(1)   The Company has included non-GAAP performance measures on an attributable (or Goldcorp's share) basis throughout this document. Attributable performance measures include the Company's mining operations, including its discontinued operation, and projects, and the Company's share of Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more relevant measurement of the Company's operating and economic performance, and reflects the Company's view of its core mining operations. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to generate cash flow; however, these performance measures do not have any standardized meaning. Accordingly, it is intended to provide

additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(2) Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 42 of the Q1 2014 Management Discussion & Analysis ("MD&A") for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(3) Adjusted operating cash flows and adjusted operating cash flows per share are non-GAAP performance measures which comprises Goldcorp's share of operating cash flows before working capital changes and which the Company believes provides additional information about the Company's ability to generate cash flows from its mining operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 43 of the Q1 2014 MD&A for a reconciliation of adjusted operating cash flows to reported net cash provided by operating activities.

(4) For 2013, the Company adopted an "all-in sustaining cost" non-GAAP performance measure that the Company believes more fully defines the total costs associated with producing gold. All-in sustaining costs include by-product cash costs, sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs and reclamation cost accretion and amortization. As the measure seeks to reflect the full cost of gold production from current operations, new project capital is not included in the calculation. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a sales basis. Refer to page 40 of the Q1 2014 MD&A for a reconciliation of all-in sustaining costs.

(5) The Company has included non-GAAP performance measures - total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies. In addition to conventional measures prepared in accordance with GAAP, the Company assesses this measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs, by product and co-product, per gold ounce, to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes these measures provide investors and analysts with useful information about the Company's underlying cash costs of operations and the impact of by-product credits on the Company's cost structure and is a relevant metric used to understand the Company's operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company's management and other stakeholders to assess the net costs of gold production.   The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp's share of by-product silver, copper, lead and zinc sales revenues from Goldcorp's share of production costs.

Total cash costs on a co-product basis are calculated by allocating Goldcorp's share of production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices as compared to realized sales prices. The budget metal prices used in the calculation of co-product total cash costs were as follows:

	2013	2012	2011
Gold	$1,200	$1,600	$1,250
Silver	20.00	34.00	20.00
Copper	3.00	3.50	3.25
Lead	1.00	0.90	0.90
Zinc	0.90	0.90	0.90

Refer to page 38 of the Q1 2014 MD&A for a reconciliation of total cash costs to reported production costs.

(6) At March 31, 2014 the Company held $1.0 billion of cash and cash equivalents, and $1.4 billion undrawn on its $2.0 billion revolving credit facility.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

These tables use the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Scientific and technical information contained in this press release was reviewed and approved by Maryse Belanger, P.Geo., Senior Vice-President, Technical Services for Goldcorp, and a "qualified person" as defined by National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101").

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2013 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit

Vice President, Investor Relations

Goldcorp Inc.

Telephone: (604) 696-3074

Fax: (604) 696-3001

E-mail: info@goldcorp.com

website: www.goldcorp.com

FINANCIAL STATEMENTS TO FOLLOW

SUMMARIZED FINANCIAL RESULTS
(in millions of United States dollars, except per share amounts and where noted)

Goldcorp's share [(1)]	Three Months Ended March 31 2014	2013
Revenues	**$1,228**	$1,219
Gold produced (ounces)	**679,900**	614,600
Gold sold (ounces)	**684,000**	595,100
Copper produced (thousands of pounds)	**21,500**	18,800
Copper sold (thousands of pounds)	**32,100**	16,500
Silver produced (ounces)	**9,581,400**	5,633,400
Silver sold (ounces)	**9,197,700**	5,541,800
Lead produced (thousands of pounds)	**49,500**	29,100
Lead sold (thousands of pounds)	**45,300**	24,200
Zinc produced (thousands of pounds)	**87,900**	52,000
Zinc sold (thousands of pounds)	**90,100**	50,400
Average realized gold price (per ounce)	**$1,297**	$1,622
Average London spot gold price (per ounce)	**$1,294**	$1,631
Average realized copper price (per pound)	**$3.09**	$3.37
Average London spot copper price (per pound)	**$3.19**	$3.59
Average realized silver price (per ounce)	**$17.61**	$26.18
Average London spot silver price (per ounce)	**$20.48**	$30.07
Average realized lead price (per pound)	**$0.91**	$1.00
Average London spot lead price (per pound)	**$0.95**	$1.04
Average realized zinc price (per pound)	**$0.90**	$0.89
Average London spot zinc price (per pound)	**$0.92**	$0.92
Total cash costs – by-product (per gold ounce)	**$507**	$565
Total cash costs – co-product (per gold ounce)	**$673**	$710
All-in sustaining cash costs (per gold ounce)	**$840**	$1,134

Production Data:

Red Lake gold mines :	Tonnes of ore milled	**175,100**	196,900
	Average mill head grade (grams per tonne)	**16.66**	22.91
	Gold ounces produced	**95,000**	145,500
	Total cash cost per ounce – by-product	**$625**	$476
	All-in sustaining cash cost per ounce	**$954**	$780
Porcupine mines :	Tonnes of ore milled	**867,700**	1,036,700
	Average mill head grade (grams per tonne)	**2.60**	2.17
	Gold ounces produced	**66,500**	67,200
	Total cash cost per ounce – by-product	**$701**	$797
	All-in sustaining cash cost per ounce	**$945**	$1,173
Musselwhite mine :	Tonnes of ore milled	**332,200**	325,300
	Average mill head grade (grams per tonne)	**7.30**	5.86
	Gold ounces produced	**74,900**	59,100
	Total cash cost per ounce – by-product	**$643**	$841
	All-in sustaining cash cost per ounce	**$787**	$1,206

SUMMARIZED FINANCIAL RESULTS (Cont.)
(in millions of United States dollars, except per share amounts and where noted)

		Three Months Ended March 31	
		2014	2013
Production Data (Cont.):			
Peñasquito :	Tonnes of ore mined	**11,146,600**	10,888,700
	Tonnes of waste removed	**33,628,000**	36,079,200
	Tonnes of ore milled	**9,220,400**	9,329,400
	Average head grade (grams per tonne) – gold	**0.59**	0.31
	Average head grade (grams per tonne) – silver	**32.92**	17.88
	Average head grade (%) – lead	**0.33**	0.22
	Average head grade (%) – zinc	**0.63**	0.43
	Gold ounces produced	**129,800**	60,100
	Silver ounces produced	**7,396,300**	3,932,600
	Lead (thousands of pounds) produced	**49,500**	29,100
	Zinc (thousands of pounds) produced	**87,900**	52,000
	Total cash cost per ounce – by-product	**$179**	$611
	Total cash cost per ounce – co-product	**$707**	$1,128
	All-in sustaining cash cost per ounce	**$371**	$1,258
Los Filos mine :	Tonnes of ore mined	**6,877,700**	6,770,500
	Tonnes of waste removed	**10,156,600**	12,163,200
	Tonnes of ore processed	**6,834,300**	6,740,700
	Average grade processed (grams per tonne)	**0.72**	0.68
	Gold ounces produced	**80,000**	81,500
	Total cash cost per ounce – by-product	**$638**	$589
	All-in sustaining cash cost per ounce	**$805**	$1,032
El Sauzal mine :	Tonnes of ore mined	**572,900**	544,600
	Tonnes of waste removed	**3,062,300**	3,206,900
	Tonnes of ore milled	**493,300**	479,000
	Average mill head grade (grams per tonne)	**1.16**	1.32
	Gold ounces produced	**15,100**	18,200
	Total cash cost per ounce – by-product	**$994**	$946
	All-in sustaining cash cost per ounce	**$1,168**	$1,029
Marlin mine :	Tonnes of ore milled	**472,700**	480,300
	Average mill head grade (grams per tonne) – gold	**3.15**	3.30
	Average mill head grade (grams per tonne) – silver	**132**	110
	Gold ounces produced	**45,300**	50,000
	Silver ounces produced	**1,836,000**	1,583,000
	Total cash cost per ounce – by-product	**$277**	$102
	Total cash cost per ounce – co-product	**$658**	$641
	All-in sustaining cash cost per ounce	**$809**	$644

SUMMARIZED FINANCIAL RESULTS (Cont.)

(in millions of United States dollars, except per share amounts and where noted)

		Three Months Ended March 31	
		2014	2013
Production Data (Cont.):			
Wharf mine :	Tonnes of ore mined	**751,100**	700,300
	Tonnes of ore processed	**751,100**	693,100
	Average grade processed (grams per tonne)	**0.82**	0.70
	Gold ounces produced	**15,000**	12,500
	Total cash cost per ounce – by-product	**$751**	$836
	All-in sustaining cash cost per ounce	**$856**	$994
Alumbrera mine [2] :	Tonnes of ore mined	**1,409,200**	1,693,200
	Tonnes of waste removed	**4,504,600**	5,865,300
	Tonnes of ore milled	**3,324,400**	3,513,200
	Average mill head grade (grams per tonne) – gold	**0.42**	0.34
	Average mill head grade (%) – copper	**0.39**	0.32
	Gold ounces produced	**30,300**	24,700
	Copper (thousands of pounds) produced	**21,500**	18,800
	Total cash cost per ounce – by-product	**$106**	$14
	Total cash cost per ounce – co-product	**$784**	$915
	All-in sustaining cash cost per ounce	**$433**	$897
Pueblo Viejo mine [3] :	Tonnes of ore mined	**2,541,800**	1,156,000
	Tonnes of waste removed	**867,000**	398,500
	Tonnes of ore processed	**653,900**	288,700
	Average grade (grams per tonne) – gold	**5.52**	7.20
	Average grade (grams per tonne) – silver	**29.0**	47.1
	Gold ounces produced	**106,200**	64,100
	Silver ounces produced	**349,100**	117,800
	Total cash cost per ounce – by-product	**$493**	$472
	Total cash cost per ounce – co-product	**$532**	$535
	All-in sustaining cash cost per ounce	**$628**	$912
Discontinued Operation:			
Marigold mine [4] :	Tonnes of ore mined	**1,766,100**	2,253,600
	Tonnes of waste removed	**9,009,500**	6,478,600
	Tonnes of ore processed	**1,766,100**	2,253,600
	Average grade processed (grams per tonne)	**0.32**	0.40
	Gold ounces produced	**21,800**	31,700
	Total cash cost per ounce – by-product	**$1,117**	$854
	All-in sustaining cash cost per ounce	**$1,207**	$1,547
Financial Data (including discontinued operation):			
Cash flows from operating activities		**$273**	$294
Net earnings attributable to shareholders of Goldcorp Inc.		**$98**	$309
Net earnings per share – basic		**$0.12**	$0.38
Adjusted net earnings per share – basic		**$0.26**	$0.31
Weighted average shares outstanding (000's)		**812,570**	811,668

(1) Includes non-GAAP performance measures on an attributable (or Goldcorp's share) basis. See footnote (2) on page 2 of the Q1 2014 MD&A.
(2) Shown at Goldcorp's interest – 37.5%
(3) Shown at Goldcorp's interest – 40.0%
(4) Shown at Goldcorp's interest – 66.7%

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS

(In millions of United States dollars, except for per share amounts – Unaudited)

		Three Months Ended March 31		
		2014		2013
Revenues	$	**898**	$	964
Mine operating costs				
Production costs		**(500)**		(476)
Depreciation and depletion		**(170)**		(144)
		(670)		(620)
Earnings from mine operations		**228**		344
Exploration and evaluation costs		**(11)**		(13)
Share of net earnings of associates		**56**		37
Corporate administration		**(66)**		(60)
Earnings from operations and associates		**207**		308
Losses on securities, net		**(1)**		(3)
(Losses) gains on derivatives, net		**(3)**		49
Gain on dispositions of mining interests, net		**18**		-
Finance costs		**(16)**		(10)
Other expenses		**(21)**		(3)
Earnings from continuing operations before taxes		**184**		341
Income tax expense		**(90)**		(42)
Net earnings from continuing operations attributable to shareholders of Goldcorp Inc.	$	**94**	$	299
Net earnings from discontinued operation attributable to shareholders of Goldcorp Inc.	$	**4**	$	10
Net earnings attributable to shareholders of Goldcorp Inc.	$	**98**	$	309
Net earnings per share from continuing operations				
Basic	$	**0.12**	$	0.37
Diluted		**0.12**		0.32
Net earnings per share				
Basic	$	**0.12**	$	0.38
Diluted		**0.12**		0.33

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions of United States dollars – Unaudited)

		Three Months Ended March 31		
		2014		2013
Net earnings attributable to shareholders of Goldcorp Inc.	$	**98**	$	309
Other comprehensive income (loss), net of tax				
Items that may be reclassified subsequently to net earnings:				
Mark-to-market gains (losses) on available-for-sale securities		**4**		(34)
Reclassification adjustment for impairment losses included in net earnings		**1**		4
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net earnings		**-**		(1)
		5		(31)
Items that will not be reclassified to net earnings:				
Remeasurements on defined benefit pension plans		**(2)**		-
		(2)		-
Total other comprehensive income (loss), net of tax	$	**3**	$	(31)
Total comprehensive income attributable to shareholders of Goldcorp Inc.	$	**101**	$	278

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of United States dollars – Unaudited)

	Three Months Ended March 31	
	2014	2013
Operating Activities		
Net earnings from continuing operations	$ **94**	$ 299
Adjustments for:		
Dividends from associate	**34**	21
Reclamation expenditures	**(3)**	(3)
Items not affecting cash:		
Depreciation and depletion	**170**	144
Share of net earnings of associates	**(56)**	(37)
Share-based compensation expense	**24**	18
Losses on securities, net	**1**	3
Unrealized gains on derivatives, net	**(2)**	(49)
Gain on disposition of mining interests, net	**(18)**	-
Accretion of reclamation and closure cost obligations	**7**	5
Deferred income tax recovery	**(46)**	(89)
Other	**22**	5
Change in working capital	**43**	(48)
Net cash provided by operating activities of continuing operations	**270**	269
Net cash provided by operating activities of discontinued operation	**3**	25
Investing Activities		
Expenditures on mining interests	**(466)**	(457)
Deposits on mining interests expenditures	**(28)**	(54)
Proceeds from disposition of mining interests, net	**193**	-
Interest paid	**(26)**	(9)
Purchases of money market investments and available-for-sale securities	**(44)**	(553)
Proceeds from maturities and sales of money market investments and available-for-sale securities, net	**-**	8
Other	**(2)**	1
Net cash used in investing activities of continuing operations	**(373)**	(1,064)
Net cash used in investing activities of discontinued operation	**(2)**	(14)
Financing Activities		
Debt borrowings, net of borrowing costs	**850**	1,481
Debt repayments	**(250)**	-
Dividends paid to shareholders	**(122)**	(122)
Other	**-**	131
Net cash provided by financing activities of continuing operations	**478**	1,490
Effect of exchange rate changes on cash and cash equivalents	**-**	-
Increase in cash and cash equivalents	**376**	706
Cash and cash equivalents, beginning of the period	**625**	757
Cash and cash equivalents, end of the period	$ **1,001**	$ 1,463

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars – Unaudited)

	At March 31 2014	At December 31 2013
Assets		
Current assets		
Cash and cash equivalents	$ 1,001	$ 625
Money market investments	34	-
Accounts receivable	477	469
Inventories and stockpiled ore	771	727
Notes receivable	5	5
Income taxes receivable	136	182
Assets held for sale	229	227
Other	150	139
	2,803	2,374
Mining interests		
Owned by subsidiaries	23,255	22,928
Investments in associates	2,057	2,210
	25,312	25,138
Goodwill	1,454	1,454
Investments in securities	81	77
Notes receivable	23	23
Deposits on mining interests expenditures	52	71
Deferred income taxes	18	19
Other	432	408
Total assets	$ 30,175	$ 29,564
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 817	$ 856
Income taxes payable	79	6
Current portion of long-term debt	1,445	832
Derivative liabilities	55	57
Liabilities relating to assets held for sale	44	44
Other	231	238
	2,671	2,033
Deferred income taxes	5,539	5,594
Long-term debt	1,482	1,482
Provisions	541	517
Income taxes payable	68	55
Other	117	125
Total liabilities	10,418	9,806
Equity		
Shareholders' equity		
Common shares, stock options and restricted share units	17,211	17,191
Accumulated other comprehensive income	4	1
Retained earnings	2,329	2,353
	19,544	19,545
Non-controlling interests	213	213
Total equity	19,757	19,758
Total liabilities and equity	$ 30,175	$ 29,564